August 21, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Charles Eastman
Robert S.Littlepage

Re:	IJASCODE HANDSOFF MARKETING SYSTEM
Form 1-A
Filed July 19, 2019
File No. 024-11044

Ladies and Gentlemen:

Ijascode Company (“IJASCODE” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 13, 2019 (the “Comment Letter”), relating to the above referenced Form 1-A (the “Form 1-A”). We are concurrently filing via EDGAR this letter and a revised draft of the Form 1-A.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated herein, page references correspond to the page of the Form 1-A.

Financial Statements, page 1

1.	Please provide a condensed balance sheet for the fiscal year ended December 31, 2017. Refer to Part F/S (b)(3) in the instructions for Form 1-A.

In response to the Staff's comment, the Company advises the Staff that the Company has revised the condensed balance sheet and added the fiscal year ending December 31, 2017.

Securities and Exchange Commission

August 21, 2019

2.	Please provide a condensed statement of operations, condensed statement of changes instockholder's equity, and a condensed statement of cash flows for the fiscal years endedDecember 31, 2018 and December 31, 2017. Refer to Part F/S (b)(4) in the instructionsfor Form 1-A.

The Company advises the Staff that the Company has revised the the statement of operations, condensed statement of changes instockholder's equity, and a condensed statement of cash flows for the fiscal years ended December 31, 2018 and December 31, 2017.

Financial Statements
Notes to the Unaudited Financial Statements
Summary of Significant Accounting Policies
Revenue recognition, page 5

3.	We note your disclosure that you have not recognized any revenues since your inception. Please revise your revenue recognition disclosure to address how you account for your sales as presented in your condensed statements of operations.

The Company advises the Staff that the Company has revised the disclosure on Financial Statements - page 5 of the Form 1-A in response to the Staff’s comment.

Provisions in our charter documents and in Delaware law could discourage a takeover., page 14

4.	Please revise your risk factor heading to reference California law, as opposed to Delawarelaw.

The Company advises the Staff that the Company has revised the risk factor disclosure on page 14 of the Form 1-A in response to the Staff’s comment.

5.	We note that your forum selection provision identifies the Court of Chancery of the Stateof California as the exclusive forum for certain actions involving the Company. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please add risk factor disclosure and also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

a) - The Company advises the Staff that the Company's exclusive forum selection applies to actions arising under the Section 22 of the Securities Act of 1933, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce the forum selection clause in connection with claims arising under the Securities Act and the rules and regulations thereunder, and in any event, stockholders will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder (referring to page 14 and 41 of the Form 1-A).

b) - The Company advises the Staff that the Company has also revised the risk factor disclosure and prospectus concerning with the forum selection of provision and asserting a cause of action arising under the Securities Act of 1933 Section 22 (referring to page 14 and 41 of the Form 1-A).

Securities and Exchange Commission

August 21, 2019

6.	We note the reference to mandatory arbitration under your corporate bylaws, but find no such provision there. Please advise or revise.

The Company advises the Staff that the Company has revised the corporate bylaws and ammended it to cover the mandatory arbitration under Article IX "FORUM FOR ADJUDICATION OF DISPUTES" and Article X "ARBITRATION"

The elimination of monetary liability against our directors, officers, and employees under Delaware law...may discourage lawsuits., page 16

7.	Please revise your risk factor heading to reference that your indemnification provisions exist under California law, as opposed to Delaware law.

In response to the Staff's comment, the Company advises the Staff that the Company has revised the disclosures on page 16 of the Form 1-A from Delaware law to California law.

Plan of Distribution, page 19

8.	We note that you will conduct sales of your securities on a best efforts basis by your officers, directors, and employees, and that the ijascode website will be the exclusive means by which prospective investors may subscribe in the offering. Please provide us with your analysis as to the availability to you of Rule 3a4-1 of the Exchange Act, "Associated persons of an issuer deemed not to be brokers."

The Company advises the Staff that the Company has no associated persons who have a license as Brokers that will conduct any buying and selling of the Company's securities. The Company follows the Rule 3a4-1 of the Exchange Act that the associated persons of an issuer deemed not to be brokers, and with that rule, the Company is certain that none of the Company's product-sales affiliates, officers, directors, executives, and employees are authorized and/or licensed as Brokers. Although, the Company has formed a dedicated Authorized Processing Team who will review, validate, and check all submitted applications from the prospective investors, as stated in the disclosures on page 20 of the Form 1-A, the Company has no plans yet to partner with any Brokers on this particular offering under Reg. A Tier 1 due to the Company's limited resources. As an additional response to the Staff's comment, the Company advises the Staff that the Company has revised the Plan of Distribution by adding more substantial clarifications with regards to the Rule 3a4-1 of the Exchange Act.

The Company advises the Staff to also refer to the following workflow of the investor's application and approval process below.

The ijascode.com website will be the exclusive means by which prospective investors may subscribe in this offering. Upon qualification by the SEC, potential investors will be able to go on the ijascode.com website and a button will appear that simply states "Invest" in Ijascode HandsOff Marketing System.

Once the "Invest" button is clicked, potential investors will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Potential investors will then begin a user-friendly process of establishing their personal and financial identity, selecting the number of shares to be purchased and how payment will be made, and executing subscription agreements. Once complete all purchasers will be emailed a confirmation.

In order to subscribe to purchase shares, a prospective investor must complete a Subscription Agreement, the form of which is filed herewith as Exhibit 4.1, and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor's annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead. We currently have no arrangements for the return of funds to subscribers if all of the shares of Class A common stock offered hereunder are not sold. Subscription funds which are accepted will be deposited into our own dedicated business account maintained by Wells Fargo Bank. We have no required minimum for this offering and therefore we may instruct Wells Fargo Bank to release funds held in business account, at any time.

Securities and Exchange Commission

August 21, 2019

Selling Securityholders, page 21

9.	We note that several of your selling shareholders appear to be affiliates of the company. Please revise at Part I, Item 4 of your offering circular to indicate that the proposed offering involves the resale of securities by affiliates of the issuer, which you currently indicate as "No."

The Company advises the Staff that the Company has no active affiliates that will be involved in buying and reselling securities. The Company thinks that it was a confusion because the Company often used the term "affiliates" in this draft offering to identify the Company's product-sales agents who are part of the Sales and Marketing Team. The Company advises the Staff that the Company's selling shareholders will not engage into buying and reselling as Brokers. All submitted applications from the prospective investors, as stated in the disclosures on page 20 of the Form 1-A, will go straight to the Company's validation and approval process, and the Company is not selling the shares through commissioned sales agents or affiliates, brokers or underwriters.

Management's discussion and analysis of financial conditions and results of operations, page 30

10.	We note your disclosure that you generated no revenue for the year ended December 31,2018. You present a Condensed Statement of Operations for the six months ended June30, 2019 and 2018 which shows sales and gross profit for the periods presented. Please expand your MD&A discussion to include the revenue section or revise as appropriate.

The Company advises the Staff that the Company has revised and expanded the discussion on page 30 of the Management's Discussion and Analysis of Financial Conditions and Results of Operations in response to the Staff’s comment.

Choice of Forum, page 41

11.	Please revise to confirm that your choice of forum is the Court of Chancery of the State of California, not Delaware. Likewise, please address here our related comment 5 above.

The Company advises the Staff that the Company has revised page 14 and 41 to address the exclusive selection of forum to consider the provision of Securities Act Section 22. Additionally, the Company has added the Arbitration Article in the Company's bylaws.

General

12.	Please revise your signature page to indicate who is signing in the capacity of principal accounting officer. Please refer to Form 1-A, "Instructions to Signatures, I."

The Company advises the Staff that the Company has revised the signature page with the correct signatory

Securities and Exchange Commission

August 21, 2019

13.	We note that you have not included a legal opinion in your list of Exhibits. Please confirmthat you will file a legal opinion as an exhibit to your filing prior to requestingqualification of your offering circular. Please refer to Form 1-A, Part III. Exhibits, Item17.12, "Opinion re. Legality."

We will consider qualifying your offering statement at your request. In connection withyour request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objectionsto the compensation arrangements prior to qualification.

As the Staff has noted, the Company confirms and will acquire a legal opinion letter from legal expert as soon as possible.

In response to the Staff's comment about at least one state has advised and it is prepared to qualify the Company's offering, the Company confirms that it has already contacted the California Department of Business Oversight and inquired about the requirements that the Company needed to submit, as follows:

1 - A copy of the Form 1-A filed with and accepted by the SEC;
2 - A consent to service of process or a statement that the issuer is a California corporation. If an electronic Form 1-A was filed with the SEC, a consent to service of process or Form U-2 is not required;
3 - and A filing fee of $600, pursuant to section 25608.1(b) of the California Corporations Code.

In response to the Staff's comment about a participant being required by FINRA to clear its compensation arrangements, the Company advises the Staff that the Company has no participant that needs to be cleared with FINRA's compensation arrangement.

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Please direct any questions regarding the Company’s responses or the revised draft of the Form 1-A to Engineer Leon Holiday (760-832-1396) & Engineer Jayson Panopio (424)-346-3102, email address: zulu2cleanh2o@aol.com or jaschar702@gmail.com

Sincerely,

IJASCODE HANDSOFF MARKETING SYSTEM

/s/ Jayson Panopio

Jayson Panopio